Horwitz & Cron	Four Venture Plaza Suite 390 Irvine, California 92618
Telephone: 949. 450. 4942 Facsimile: 949. 453. 8774

~ Via Federal Express ~

May 10, 2005

United States Securities and Exchange Commission
Attn:  H. Christopher Owings, Assistant Director
Office of Small Business
Mail Stop 0308
Washington, D.C. 20549

RE:	REED’S, INC., a Delaware corporation Registration Statement on Form SB-2A SEC File No.: 333-120451 ~ Amended Filing May 10, 2005

Dear Mr. Owings:

This correspondence is in response to the comment letter of the United States Securities and Exchange Commission (the “Commission”) dated May 5, 2005 directed to the Issuer, REED’S, INC., a Delaware corporation (the “Company”). We have underlined each of the Comments of the Commission for ease of reference and now respond as follows:

FORM SB-2

General

1.
We note your response to our prior comment 1. It appears that Mr. Sharma, who is both an affiliate of the issuer and a representative of the underwriter, and is involved in “marketing” of the offering, is engaged in the distribution of securities in this offering. Moreover, he is receiving a substantial portion of the commissions and fees you will pay Brookstreet. It is our view therefore that Mr. Sharma is an “underwriter” within the meaning of Section 12(a)(11) of the Securities Act. Accordingly, please revise to state in the Plan of Distribution section that Mr. Sharma is an underwriter.

Response: The Plan of Distribution section has been updated to include the statement that Mr. Sharma is an underwriter on page 46 as requested.

Page 46:

 “Brookstreet Securities Corporation is a member of the National Association of Securities Dealers, or NASD. Brookstreet Securities Corporation and Peter Sharma III are the underwriters for this offering. For serving as underwriter of this offering, we will pay Brookstreet a selling commission equal to 6% of the aggregate purchase price of the common stock sold in this offering. We will also pay Brookstreet a 1% lead underwriter’s concession and a non-accountable expense allowance equal to 3% of the aggregate purchase price of the common stock sold in this offering. Under his agreement with Brookstreet, Mr. Sharma will receive 90% of all commissions generated in sales initiated by him as well as 50% of the underwriter’s concession and 50% of the non-accountable expense allowance in the case of all sales in this offering. In all sales initiated by the general membership of Brookstreet, such representatives will receive 83% of commission generated by their sales with Mr. Sharma receiving 7% of those commissions as the allocation agent for Brookstreet in this offering. In addition, we paid Brookstreet Securities Corporation a non-refundable fee of $25,000, for legal and due diligence expenses.

Horwitz & Cron
United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of May 10, 2005 to SEC Comments
RE: REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2A
SEC File No.: 333-120451 ~ Amended Filing May 10, 2005

In addition, we will issue to Brookstreet a five-year warrant, to purchase a number of shares of common stock equal to 10% of the shares sold in this offering, at an assumed purchase price of $6.60 per share. Mr. Sharma will receive 50% of these warrants under his agreement with Brookstreet.”

Prospectus Front Cover Page

2.
We note that you have added in this amendment several new artworks, which you have not provided the staff earlier for review. It is not clear that the first artwork is on the front cover page of your prospectus. If that is so, it is not consistent with the requirements of Item 501 of Regulation S-B. Please remove any artwork or graphic material from the prospectus front cover page. In addition, please tell us whether you have used this particular prospectus for distribution purposes. We may have further comments.

Response: The artwork has been removed from the cover of the prospectus so that we can be consistent with Item 501 of Regulation S-B. This particular prospectus has not been used for distribution purposes.

Forward Looking Statements, Page 8

3.
We note your response to our prior comment 2. As you are responsible for the accuracy and completeness of all contents of the registration statement, please delete the statement to the contrary in the last sentence of the last paragraph.

Response: The last sentence of the last paragraph has been deleted on page 8 of the prospectus in the forward-looking statement section.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

4.
We reviewed your response to comment 59 from our comment letter dated December 10, 2004. On page 18 of this filing you state that the increase in general and administrative expenses was primarily due, among other reasons, to increased transportation expenses due to the expansion of local direct distribution and increased depreciation expenses due to equipment being used for local distribution. Note 1(H) of the notes to the financial statements states that you classify shipping and handling costs, freight costs and costs associated with product distribution as costs of sales. Please supplementally explain this apparent inconsistency in income statement classification and revise your filing accordingly. We may have further comments.

Horwitz & Cron
United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of May 10, 2005 to SEC Comments
RE: REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2A
SEC File No.: 333-120451 ~ Amended Filing May 10, 2005

Response: Disclosure in the MD&A and Note 1 (H) have been modified our disclosure in the MD&A and have modified Note 1 (H). The MD&A changes are on page 18 and the Note 1 (H) changes are on Page F-9.

Page 18:

General and administrative expenses increased by $316,277 or 41.7%, to $1,074,535 in 2004 from $758,258 in 2003 and increased as a percentage of net sales to 12.0% in 2004 from 11.2% in 2003. The increase in general and administrative expenses was primarily due to in to increased payroll expenses (23.1%) due to a larger staff to handle the increased business, increased transportation expenses (17.3%) due to the expansion of the local sales and local direct distribution, increased depreciation expenses (9.0%) due to equipment being used for local sales and local distribution, increased tax expenses (10.1%) due to the company paying state franchise taxes for two years. The costs associated with local sales and local distribution for the years ended December 31, 2004 and 2003 were approximately $63,000 and $7,000 respectively. The remaining expense increases (40.5%) were spread evenly over the other expenses categories and were a direct result of the increased sales during 2004.

Page F-9:

 H)     Cost of sales

The Company, with one exception, classifies shipping and handling costs of the sale of its products as a component of cost of sales. The one exception regards shipping and handling costs associated with local sales and local distribution. Since these activities are integrated, those costs are combined and are included as general and administrative expenses. For the years ended December 31, 2004 and 2003 those costs were approximately $63,000 and 7,000 respectively.

In addition, the Company classifies purchasing and receiving costs, inspection costs, warehousing costs, freight costs, internal transfer costs and other costs associated with product distribution as costs of sales. Certain of these costs become a component of the inventory cost and are expensed to costs of sales when the product to which the cost has been allocated is sold.

Expenses not related to the production of our products are classified as operating expenses.

Business, Page 21

5.
The artworks you have included in this section in this amendment for the first time comprise new disclosure. Please refer on pages 24 and 51 to the drawings of a cauldron, which allude to the natural, kettle brewing process of your ginger drinks. As it seems unlikely that you make the ginger brews in your plant in exactly the depicted way, please delete the graphics or, alternatively, provide pictures of your actual brewing process. Please revise throughout the document as needed.

Response: The kettle artwork has been removed.

6.	Please represent to us that you have permission from the Wall Street Journal to reprint the article you have added on page 28, or delete it.

Response: The Wall Street Article has been removed from the document.

7.
In addition, in the same report, we note that Mr. Chris Reed made the claims that the public demand for crystallized ginger would be similar to that for oat-bran “10 years ago,” and that you were “positioning (your)selves to be ready for it.” Please provide us annotated third-party documentary evidence substantiating these claims, or remove the article from the prospectus. If you intend to retain this article, also explain whether all information contained in it is still valid given that two-and-a-half years have elapsed since the date of the report.

Horwitz & Cron
United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of May 10, 2005 to SEC Comments
RE: REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2A
SEC File No.: 333-120451 ~ Amended Filing May 10, 2005

Response: The Wall Street Article has been removed from the document.

Plan of Distribution, Page 47

8.	Please disclose in this section all commissions and fees, fixed and contingent, that Mr. Sharma will receive in connection with this offering.

Response: The Plan of Distribution section on page 47 has been modified to include the commissions and fees both fixed and contingent that Mr. Sharma will receive in connection with this offering. (See response to comment 1.)

Financial Statements

Balance Sheet, Page F-3

9.
We note that you have recognized an asset for deferred stock offering costs of $219,955. Please tell us the specific nature and amount of each item capitalized as an expense of the offering. Deferred offering costs should include only direct, incremental costs of the offering and should exclude indirect costs such as management salaries and advertising expenses, which must be expensed as incurred. Please advise or revise, as necessary.

Horwitz & Cron
United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of May 10, 2005 to SEC Comments
RE: REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2A
SEC File No.: 333-120451 ~ Amended Filing May 10, 2005

Response: We have included the details of the deferred offering costs of $219,955 below in a table. The deferred stock offering costs include only direct costs of the proposed offering being made with the filing of the Company’s SB-2, and subsequent amendments.

Those costs include the following

Accounting fees associated with the filing	$113,538
Legal fees associated with the filing	75,479
State and Federal filing fees	15,938
Legal and due diligence expenses	25,000
$229,955

Statements of Operations, Page F-4

10.
We reviewed your response to prior comment 9. Based on review of your Form SB-2 filed on November 12, 2004 it appears that you had approximately 553,000 of packaging design costs capitalized as of December 31, 2003. It appears that you have recorded an expense in 2004 to write off your packaging design costs incurred in prior periods. Revise your filing to reflect the packaging design costs in the period they were incurred. We assume that this will require that most, or all, of the expense will be recorded in 2003 given that there does not appear to be significant activity in the packaging design costs account in 2004. Please apply the guidance in AU 561.06a of the AICPA professional standards and the reporting and disclosure requirements of APB 20 paragraphs 36 and 37 as it relates to your restatement for your audited financial statements. Additionally, on the face of each of the financial statements and footnotes that are affected by the restatement, please clearly label the headings and applicable periods as restated. Finally, as stated in AU 561.06a, your auditors should refer to the restatement note describing the revisions in their auditor’s report.

Horwitz & Cron
United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of May 10, 2005 to SEC Comments
RE: REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2A
SEC File No.: 333-120451 ~ Amended Filing May 10, 2005

Response:  Your observation concerning our treatment of the packaging design costs is not completely accurate.  Approximately $55,000 of the write-off of the net assets was recorded as an adjustment to the accumulated deficit prior to the beginning of the 2003 year.  Approximately $2,400 was the net result of reversing the effect of originally recording the 2003 activity associated with packaging costs.  This reversal of approximately $2,400 was recorded in 2003. We did not record the net of this, approximately $53,000, in 2004.

Our filing was made under the assumption the change was a change in accounting principle, in accordance with paragraph 29 of APB 20.

Since the SEC disagrees that the change was a change in accounting principle and that it is an error, we have corrected the presentation and disclosure of the change in accordance with paragraphs 36 and 37 of APB 20. Our next amendment will show this presentation.

The effect of changing the presentation from our previous amendment will not impact the amounts of the 2004 or 2003 statements of operation, as the correct presentation was included in our previous amendment.  We have modified the statements of changes in stockholders' equity and have included the term (Restated) in the 2003 column for both the statement of operations and the statement of cash flow.  In addition, we have added footnote 14.

Page F-4:

	Year Ended December 31,
	2004	2003
SALES	$8,978,365	$6,781,776
COST OF SALES	7,103,037	5,462,205
GROSS PROFIT	1,875,328	1,319,571

OPERATING EXPENSES
Selling	791,975	655,890
General & Administrative	1,074,536	758,258
Legal Fees	80,156	--
	1,946,667	1,414,148

LOSS FROM OPERATIONS	(71,334)	(94,577)

OTHER EXPENSES
Interest Expense	(255,034)	(250,738)
Stock Offerings Costs	-	(426,682)
Loss on extinguishment of debt	152,998
NET LOSS	$(477,371)	$(771,997)

LOSS PER SHARE — Basic and Fully Diluted	$(.10)	$(0.16)
WEIGHTED AVERAGE SHARES OUTSTANDING, Basic and Fully Diluted	4,726,091	4,724,488

Notes to Financial Statements

Note 1. Operations and Summary of Significant Accounting Policies

Note 1 (N) Advertising Costs, Page F-11

Horwitz & Cron
United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of May 10, 2005 to SEC Comments
RE: REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2A
SEC File No.: 333-120451 ~ Amended Filing May 10, 2005

11.
We have reviewed your response to prior comment 4. In response to our comments 63 and 64 of our comment letter dated December 10, 2004 you stated that you do not engage in providing promotional allowances described in EITF 01-09. In response to comment 15 of our comment letter dated March 15, 2005 you stated that you do not engage in promotional allowance activity. In response to prior comment 8 you indicate your “financial statements include a sales amount which is net of sales incentives, as required by EITF 01-9.” In this third amendment, you disclose your policy of accounting for certain sales incentives, including slotting fees is in accordance with EITF 01-09. In addition, on page 15 you state that supermarkets can require more advertising monies to be spent and sometimes require slotting fees and that you work to keep these fees reasonable. Please supplementally explain the apparent inconsistencies between your disclosures and your responses. Tell us the amount of each type of sales incentive you offer for each period presented. To the extent that sales incentives are material, please disclose in the Management’s Discussion and Analysis section the amounts of sales incentives classified in each financial statement line item.

Response:  Our prior response was made in response to specific comments. We do not believe there are inconsistencies in our responses. We do have certain costs which are required to reduce the selling price of our products, as required by EITF 01-09. Those costs reduce our gross sales , as mentioned in note 1 N) of our footnotes to financial statements. In addition, the Company does have certain costs which are not required by EITF 01-09 to reduce gross sales. These costs are included as advertising costs in our financial statements. These type of costs are costs for which the Company receives an identifiable benefit and the Company can reasonably estimate the fair value of the benefit. Specifically these costs relate to advertising costs which we agree to with certain distributors, from time to time. Theses costs are not related to product volume, but instead are a fixed amount. In addition, management monitors that the agreed to advertising is placed. In essence this arrangement exists as an accommodation to the Company, whereby the distributor is performing an advertising function for the Company. Accordingly, these costs are included in selling expense as advertising costs and are included in the footnote disclosure for advertising costs.

As indicted in our response to your first round of comments, the original wording in Note 1M) was placed in the filing in error. Based on this initial error, the apparent inconsistencies you reference in your current comments appear to exist. However, we believe our current filing, on a stand alone basis, does not include inconsistencies.

Horwitz & Cron
United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of May 9, 2005 to SEC Comments
RE: REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2A
SEC File No.: 333-120451 ~ Amended Filing May 10, 2005

The text on page F-11 has been updated to include a conversation on the sales incentives for each of the financial periods above the first paragraph on net sales.

Page F-11:

The Company accounts for certain sales incentives, including slotting fees, as a reduction of gross sales, in accordance with Emerging Issues Task Force on Issue 01-9 “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products.” These sales incentives for the years ended December 31, 2004 and 2003 approximated $400,000 and $240,000 respectively.

Note 8. Stockholders’ Equity, Page F-17

12.	You state that 55,500 shares were issued in connection with the conversion of debt. Your statement of changes in stockholders’ equity states that 25,500 were issued, please revise or advise.

Response: The Stockholders Equity Note 8 has been updated to reflect the correction from 55,000 shares to the correct amount of 25,500. This is on page F-17. The 55,500 was not correct.

Page F-17:

During 2004, the Company sold its preferred stock in a private placement. 33,440 shares were issued in connection with this offering and $334,400 of proceeds were received. The Company recorded a beneficial conversion feature (BCF) in accordance with Emerging Issues Task Force (EITF) 98-5. The BCF arises from the conversion price of the preferred stock being less than the fair market value of the common stock at the commitment date of the offering. The fair market value of the stock has been determined to be $4.00 per share, based on the initial public offering price which is expected to be $4.00. The excess of the fair market price of the common stock over the conversion price is $1.50. Since the conversion feature of this offering allows for the conversion of preferred stock into 4 shares of common stock for each share of preferred stock, 133,760 shares of common stock could be issued if fully converted. Accordingly, the BCF recorded was $200,640.

In addition, during 2004, the Company negotiated with certain of its debt holders to convert debt and accrued interest to preferred stock. 25,500 shares were issued in connection with this conversion and $224,000 of debt principle and $31,002 of accrued interest were converted in exchange for the 25,500 shares. The conversion of this debt resulted in a loss on extinguishment of convertible debt of $153,000. In connection with this transaction, the Company recorded a BCF $153,000, since the conversion of all of the preferred stock associated with this transaction could be converted into 102,000 shares of common stock.

13.
We have reviewed your response to prior comment 3. Per APB Opinion No. 26, the difference between the reacquisition price and the net carrying amount of the extinguished debt should be recognized currently in income of the period of extinguishment as losses or gains rather than being charged directly to retained earnings. APB Opinion No. 26 does apply to extinguishments of debt affected by the issuance of preferred stock. The reacquisition price of the extinguished debt is to be determined by the value of the preferred stock issued or the value of the debt--whichever is more clearly evident. Refer to FTB 80-1. Please supplementally explain with reference to authoritative guidance why you deem it appropriate not to recognize a loss on the extinguishment of debt in October 2004 considering that you extinguished $255,002 of debt and accrued interest through the issuance of 25,500 preferred shares that were fair valued at a total of $408,000, assuming $16.00 per preferred share. Please revise if necessary.

Horwitz & Cron
United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of May 10, 2005 to SEC Comments
RE: REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2A
SEC File No.: 333-120451 ~ Amended Filing May 10, 2005

Response: We have revised the financial statements to show a loss from extinguishment of debt of $153,000. Accordingly, we have removed this amount as a direct adjustment to accumulated deficit.

Note 13. Related Party Activity, Page F-20

14.
Based on your disclosure, it appears that the line of credit agreement between the Company and Mr. Sharma represents an investing activity consistent with paragraph 17a of SPAS 95. Please revise your statements of cash flows accordingly.

Response:  We concur the line of credit to Mr. Sharma in an investing activity for purposes of preparing the cash flow statement. That statement has been modified accordingly on page F-6.

Horwitz & Cron
United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of May 10, 2005 to SEC Comments
RE: REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2A
SEC File No.: 333-120451 ~ Amended Filing May 10, 2005

Page F-6:

REED’S, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003
	Year Ending December 31,
	2004	2003 (Restated)

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(479,371)	$(771,997)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation and amortization	97,331	92,797
Non cash stock compensation		4,500
Amortization of discount on notes payable	-	24,780
Write off of deferred offering costs	-	426,968
Loss on extinguishment of debt	152,998
(Increase) decrease in operating assets and increase (decrease) in operating liabilities:
Accounts receivable	(231,557)	(139,472)
Inventory	(3,665)	43,262
Prepaid expenses	11,730	111
Other receivables	7,589	(9,031)
Accounts payable	233,447	25,914
Accrued expenses	(9,755)	19,394
Accrued interest	45,233	(3,594)
Net cash used in operating activities	(176,020)	(286,368)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(204,147)	(143,999)
Due from director	(44,040)
Net cash used in investing activities	(248,187)	(143,999)

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred offering costs	(219,955)
Principal payments on debt	(208,852)	(104,349)
Proceeds from issuance of common stock		10,500
Proceeds received from issuance of preferred stock	334,400	-
Proceeds from borrowings	208,464	-
Net borrowings on lines of credit	339,708	479,854
Proceeds on debt to related parties	-	32,550
Net cash provided by financing activities	453,765	418,555
NET INCREASE (DECREASE) IN CASH	29,558	(11,812)
CASH — Beginning of year	12,930	24,742
CASH — End of year	$42,488	$12,930

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Interest	$227,669	$239,813
Taxes	-	—

Non-cash transactions consisted of the following during the year ended December 31, 2004
Notes payable converted to preferred stock	$224,000
Accrued interest converted to preferred stock	31,002
Beneficial conversion feature	353,640

The accompanying notes are an integral part of these financial statements.

F-6

Horwitz & Cron
United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of May 10, 2005 to SEC Comments
RE: REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2A
SEC File No.: 333-120451 ~ Amended Filing May 10, 2005

* * * * *
Enclosed herewith please find the Company’s revised Registration Statement - Amendment No. 4 on FORM SB-2 for your information, review, and comment. Should you have any questions or require additional information, please do not hesitate to contact our offices.

We thank you for your prompt attention.

Sincerely,
Horwitz & Cron
Lawrence W. Horwitz/sm

Enclosure {As indicated}

Cc: Client